

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2024

Tammy Romo
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235

      Re: Southwest Airlines Co.
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed February 6, 2024
          Response dated March 20, 2024
          File No. 001-07259

Dear Tammy Romo:

      We have reviewed your March 20, 2024 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis
Operating Revenues, page 68

1.   We understand from your response to prior comment 1 that although you routinely monitor industry and customer travel patterns, including trends in business and leisure travel, to both analyze and forecast passenger revenues and to aid in the future optimization of your network and schedules, you do not regard information about business travel revenue to be material to investors, though would provide some explanation and analysis if you consider that information material in the future.

      You explain that you categorize passenger revenues by source, though identify revenue categories based on whether the tickets were purchased or acquired through loyalty program point redemptions. You state that these two categories "...best depict the nature, amount, timing, and uncertainty of Passenger revenue and cash flow," though do not mention either of these categories in your discussion and analysis on page 68.

We see that a section of your website is dedicated to corporate/business travel, covering various features and initiatives, such as the business travel program booking tool, dedicated account management teams, coordination programs for meetings and groups, and support for travel management companies, which collectively does not clearly reconcile with your view of the revenue source as not material.

Given these observations, considering your efforts at monitoring, analyzing and forecasting business and leisure travel patterns, including the associated trends and revenues and use of that information in resource allocation decisions, explain to us why you would not also identify business and leisure ticket revenues, individually as sources on page 107 to comply with FASB ASC 606-10-50-5 and 55-89 through 55-91.

As part of your response, please identify the economic factors and various correlations that you considered in identifying the non-loyalty and loyalty passenger revenue source categories as depicting how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors; explain how you would similarly evaluate economic factors and correlations for the business and leisure travel revenue sources; and provide us with a schedule showing non-loyalty and loyalty passenger revenues separately attributable to business and leisure ticket sales during each of the last five fiscal years.

If you continue to regard such information as not material for disclosure in the notes to the financial statements, or in the discussion and analysis of your results of operations, provide us with the analyses that you performed in formulating these views.

Please contact Robert Babula at 202-551-3339 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation